UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 11-K

   [x]                      ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE

                             SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2013

OR

   [ ]                     TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE

                            SECURITIES EXCHANGE ACT OF 1934

For the transition period from __________ to ___________

Commission file number 1-2256

A.

Full title of the plan and the address of the plan, if different from that of the issuer named below:

EXXONMOBIL SAVINGS PLAN

                            B.   Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

EXXON MOBIL CORPORATION

5959 Las Colinas Boulevard

Irving, Texas 75039-2298

EXXONMOBIL SAVINGS PLAN

INDEX

Page

Financial Statements

Statements of Net Assets Available for Benefits	3

Statement of Changes in Net Assets Available for Benefits	4

Notes to Financial Statements	5-10

Supplemental Schedule

Schedule H, Line 4i - Schedule of Assets (Held At End of Year)	11-12

Report of Independent Registered Public Accounting Firm	13

Signature	14

Exhibit Index	15

EXXONMOBIL SAVINGS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

(millions of dollars)

December 31,

2013	2012

Assets

Investments, at fair value (Note 7):

Exxon Mobil Corporation common stock	$14,534	$13,445

Other investments	9,102	7,765

Total investments	23,636	21,210

Receivables:

Notes receivable from participants	214	224

Accrued interest	2	3

Other receivables	30	-

Total receivables	246	227

Total assets	23,882	21,437

Liabilities

Payables and accrued liabilities	38	73

Payable for cash collateral on securities loaned	98	184

Total liabilities	136	257

Net assets available for benefits	$23,746	$21,180

The accompanying notes are an integral part of these financial statements.

EXXONMOBIL SAVINGS PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

FOR THE YEAR ENDED DECEMBER 31, 2013

(millions of dollars)

Additions:

Contributions:

Employer	$286
Participant	466
Transfers-in at fair value	17

Total contributions	769

Investment income:

Interest	63
Dividends	368
Net appreciation in fair value of investments (Note 6)	3,480

Net investment income	3,911

Interest income on notes receivable from participants	8

Total additions	4,688

Deductions:

Benefit payments	(2,122)

Total deductions	(2,122)

Net increase	2,566

Net assets available for benefits:

Beginning of year	21,180

End of year	$23,746

The accompanying notes are an integral part of these financial statements.

EXXONMOBIL SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

Note 1:  Description of the Plan

General

Active participants in the ExxonMobil Savings Plan ("Plan") are eligible employees of Exxon Mobil Corporation ("ExxonMobil" or the “Company") and certain affiliated employers.  The terms and conditions of the Plan are contained in the ExxonMobil Benefit Plans Common Provisions document, the ExxonMobil Savings Plan document, and the ExxonMobil Savings Trust document (collectively, the "Plan Document"). The Plan is an "employee pension benefit plan" described in Section 3(2) of the Employee Retirement Income Security Act of 1974 ("ERISA"), a "defined contribution plan" described in Section 3(34) of ERISA, and a non-leveraged Employee Stock Ownership Plan.

Contributions

The Plan permits participant contributions that range from 6% to 20% of each participant’s eligible pay. The Company matches only the minimum 6% contribution in an amount equal to 7% of a participant’s eligible pay.

Employees who are at least age 50 during the plan year and who maximize the combination of their regular pretax and Roth contributions may elect to make additional contributions.

Vesting

Participants are immediately vested in their contributions and all earnings.  Company contributions vest at 100% upon the earliest of completion of 3 years of vesting service, reaching age 65 while employed, or upon death while an employee.

Forfeitures

During 2013, employer contributions totaling $0.9 million were forfeited by terminating employees and used to offset future employer contributions.

Other Plan Provisions

Other Plan provisions including eligibility, enrollment, participation, forfeiture, loans, benefit payments (including withdrawals and distributions), and investment options are described in the Plan Document.

Plan Termination

The Company may terminate or amend the Plan at any time.  In the event of termination, the net assets of the Plan will be distributed in accordance with ERISA.

EXXONMOBIL SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

Note 2:  Summary of Significant Accounting Policies

Basis of Accounting

The financial statements of the Plan are presented on the accrual basis.  Benefit payments are reported when paid.

Investment Valuation and Income Recognition

Investments are stated at fair value as described in Note 7.

Under the terms of its trust agreement, the Plan engaged in an authorized form of security lending activities during the years ended December 31, 2013 and 2012.  In accordance with the Savings Plan Securities Lending Agreement with Northern Trust, the market value of the collateral held is required to be 102% of the market value of securities lent or 105% if the collateral held and securities lent are denominated in different currencies.  The fair value of ExxonMobil Common Assets fund securities on loan was $96 million and $180 million, at December 31, 2013 and 2012, respectively.  The securities on loan are reflected in the Statements of Net Assets Available for Benefits and the Schedule of Assets (Held at End of Year) at December 31, 2013 and 2012.  The value of cash collateral obtained and reinvested in short term investments is reflected as a liability on the Plan’s financial statements.

Purchases and sales of securities are recorded on a trade-date basis.  Dividends are recorded on the ex-dividend date.

Net appreciation and depreciation in the current value of investments includes realized gains and losses on investments sold or disposed of during the year and unrealized gains and losses on investments held at year end.

The Plan is subject to normal risks associated with international and domestic debt and equity markets, including the investment in ExxonMobil common stock.

Transfers-in at fair value include participant-initiated rollovers of certain distributions from other tax-qualified plans into the Plan, and for 2013, a Company-initiated plan-to-plan transfer of certain accounts from the ExxonMobil Fuels Marketing Savings Plan ($6.5 million).

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets available for benefits and liabilities and disclosure of contingent liabilities at the date of the financial statements and the reported amounts of changes in net assets available for benefits during the reporting period.  Actual results could differ from those estimates.

EXXONMOBIL SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

Note 3:  Party-in-Interest Transactions

During 2013, certain Plan investments were units of various funds managed by The Northern Trust Company. The Northern Trust Company also provided custodial services to the Plan and acted as securities lending agent during the plan year and, therefore, purchases and sales of these investments qualified as party-in-interest transactions. The Plan holds Exxon Mobil Corporation common stock. Exxon Mobil Corporation is the employer of plan participants and plan sponsor, and any transactions in Exxon Mobil Corporation common stock qualify as party-in-interest transactions.  Notes receivable from participants (participant loans) also qualify as party-in-interest transactions.

Note 4:  Tax Status

The Internal Revenue Service has determined and informed the Plan administrators by a letter dated May 19, 2011, that the Plan is qualified and the trust established under the Plan is tax-exempt under the appropriate sections of the Internal Revenue Code, provided that pre-approved amendments are adopted timely.  The Plan has been amended since requesting the determination letter.  However, counsel for the Company believes that these amendments have not adversely affected the Plan's qualified status and the related trust's tax-exempt status as of the financial statement date.  The Plan is subject to audit by taxing jurisdictions; however, there are currently no audits for any tax periods in progress.

Note 5:  Expenses

Investment income from all sources is stated net of administrative expenses which include brokerage fees on purchases and sales of ExxonMobil common stock and management fees.  Plan administration expenses, to the extent not paid by the Company, are charged to and paid from the Plan's assets. Administrative expenses are recorded when incurred.

Note 6:  Investments

The following presents investments that represent 5 percent or more of the Plan's net assets available for benefits.

(millions of dollars)
December 31,	December 31,
2013	2012

Exxon Mobil Corporation
common stock, 144 and 155
million shares, respectively	$14,534	$13,445

NT S&P 500 Index Fund
468 and 470 thousand units,
respectively	2,721	2,061

NT Extended Equity Mkt Index Fund
3,697 and 3,484 thousand units,
respectively	1,800	1,226

EXXONMOBIL SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

Note 6:  Investments (continued)

During 2013, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value by $3,480 million as follows:

(millions of dollars)

ExxonMobil common stock	$2,181
Common collective trusts	1,301
U. S. Government securities	(2)
$3,480

Note 7:  Assets Measured at Fair Value on a Recurring Basis

The authoritative guidance for fair value measurements provides a framework for measuring fair value. The framework establishes a three-level fair value hierarchy based on the nature of the information used to measure fair value.  The terms “Level 1” and “Level 2” are accounting terms that refer to different methods of valuing assets. The terms do not represent the relative risk or credit quality of an investment. The fair value hierarchies for the Plan assets are not a measure of the ability of the Plan to meet plan benefit obligations.

The following tables set forth by level, within the fair value hierarchy, the Plan's assets at fair value:

EXXONMOBIL SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

Note 7:  Assets Measured at Fair Value on a Recurring Basis (continued)

		Fair Value Measurements at December 31, 2013 Using
(millions of dollars)		Quoted Prices in Active Markets for Identical Assets		Significant Other Observable Inputs
Description of investments	Value	(Level 1)		(Level 2)

ExxonMobil common stock	$14,534	$14,534	(1)
Fixed income	2,609			$ 2,609	(2)
Securities lending collateral fund	98			98	(3)
Common collective trusts:
S&P 500 Fund	2,721			2,721	(4)
Small & Mid Cap Fund	1,800			1,800	(4)
International Equity Fund	1,005			1,005	(4)
Aggregate Bond Fund	602			602	(5)
Short term investments	267			267	(6)

Total	$23,636	$14,534		$ 9,102

1)

For ExxonMobil common stock, fair value is based on observable quoted prices on an active exchange.

2)

For fixed income assets, fair value is based on observable inputs of comparable market transactions.

3)

For securities lending collateral fund investments, fair value is based on observable inputs of comparable market transactions.

4)

For investments in common and preferred stocks held in the form of units in common collective trusts that are redeemable daily at the unit value, including the measurement date, the unit value is treated as a Level 2 input. The fair value of the underlying securities owned by the common collective trusts is based on observable quoted prices on an active exchange which are Level 1 inputs.

5)

For investments in debt securities and fixed income assets held in the form of units in common collective trusts that are redeemable daily at the unit value, including the measurement date, the unit value is treated as a Level 2 input.

6)

For short-term investments held in the form of units in common collective trusts that are redeemable daily at the unit value, including the measurement date, the unit value is treated as a Level 2 input.

EXXONMOBIL SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

Note 7:  Assets Measured at Fair Value on a Recurring Basis (continued)

		Fair Value Measurements at December 31, 2012 Using
(millions of dollars)		Quoted Prices in Active Markets for Identical Assets		Significant Other Observable Inputs
Description of investments	Value	(Level 1)		(Level 2)

ExxonMobil common stock	$13,445	$13,445	(1)
Fixed income	2,642			$ 2,642	(2)
Securities lending collateral fund	184			184	(3)
Common collective trusts:
S&P 500 Fund	2,061			2,061	(4)
Small & Mid Cap Fund	1,226			1,226	(4)
International Equity Fund	760			760	(4)
Aggregate Bond Fund	680			680	(5)
Short term investments	212			212	(6)

Total	$21,210	$13,445		$ 7,765

1)

For ExxonMobil common stock, fair value is based on observable quoted prices on an active exchange.

2)

For fixed income assets, fair value is based on observable inputs of comparable market transactions.

3)

For securities lending collateral fund investments, fair value is based on observable inputs of comparable market transactions.

4)

For investments in common and preferred stocks held in the form of units in common collective trusts that are redeemable daily at the unit value, including the measurement date, the unit value is treated as a Level 2 input. The fair value of the underlying securities owned by the common collective trusts is based on observable quoted prices on an active exchange which are Level 1 inputs.

5)

For investments in debt securities and fixed income assets held in the form of units in common collective trusts that are redeemable daily at the unit value, including the measurement date, the unit value is treated as a Level 2 input.

6)

For short-term investments held in the form of units in common collective trusts that are redeemable daily at the unit value, including the measurement date, the unit value is treated as a Level 2 input.

SCHEDULE H

EXXONMOBIL SAVINGS PLAN

SCHEDULE H, LINE 4i

SCHEDULE OF ASSETS (HELD AT END OF YEAR)

DECEMBER 31, 2013

(a)	(b)	(c)			(d)	(e)
	IDENTITY OF ISSUE	DESCRIPTION OF INVESTMENT			COST **	CURRENT VALUE
		coupon	maturity	par/units
				(000’s)		($000’s)

	U.S. GOVERNMENT SECURITIES

	FANNIE MAE	0.500%	5/27/2015	15,000		$ 15,040
	FED HOME LOAN MTG CORP	0.500%	5/13/2016	10,000		9,988
	FED HOME LOAN MTG CORP	0.875%	10/14/2016	22,000		22,076
	FED HOME LOAN MTG CORP	1.750%	9/10/2015	16,000		16,373
	FED HOME LOAN MTG CORP	4.375%	7/17/2015	25,000		26,573
	FED HOME LOAN MTG CORP PREASSIGN	5.500%	7/18/2016	20,000		22,440
	FED HOME LOAN MTG CORP PREASSIGN	2.500%	5/27/2016	20,000		20,932
	FED HOME LOAN MTG CORP PREASSIGN	1.000%	8/27/2014	22,000		22,128
	FED NATL MTG ASSN	0.750%	12/19/2014	5,000		5,027
	FED NATL MTG ASSN	2.750%	2/5/2014	22,000		22,053
	FED NATL MTG ASSN	0.625%	10/30/2014	15,000		15,055
	FED NATL MTG ASSN NT	4.375%	10/15/2015	20,000		21,410
	FED NATL MTG ASSN NT	4.875%	12/15/2016	20,000		22,371
	FED NATL MTG ASSN PREASSIGN	4.125%	4/15/2014	10,000		10,114
	FNMA FANNIE MAE	1.375%	11/15/2016	40,000		40,671
	FNMA MTN	5.375%	7/15/2016	15,000		16,786
	U.S SAVINGS BOND SERIES EE	1.300%	2/1/2039	90,424		90,424
	U.S SAVINGS BOND SERIES EE	0.600%	1/1/2042	91,334		91,334
	U.S SAVINGS BOND SERIES EE	1.100%	8/1/2041	93,819		93,819
	U.S SAVINGS BOND SERIES EE	3.000%	3/1/2038	103,783		103,783
	U.S SAVINGS BOND SERIES EE	1.400%	6/1/2040	89,167		89,167
	U.S SAVINGS BOND SERIES I	1.180%	5/1/2041	195,047		195,047
	U.S SAVINGS BOND SERIES I	1.180%	1/1/2042	187,586		187,586
	U.S SAVINGS BOND SERIES I	1.480%	1/1/2040	187,497		187,497
	U.S SAVINGS BOND SERIES I	1.180%	1/1/2043	179,312		179,312
	U.S SAVINGS BOND SERIES I	2.390%	2/1/2038	216,867		216,867
	U.S SAVINGS BOND SERIES I	1.880%	2/1/2039	196,010		196,010
	U.S SAVINGS BOND SERIES I	3.190%	10/1/2032	131,858		131,858
	U.S SAVINGS BOND SERIES I	4.200%	10/1/2031	294,476		294,476
	U.S SAVINGS BOND SERIES I	2.790%	1/1/2033	242,914		242,914

	TOTAL U.S. GOVERNMENT SECURITIES					$ 2,609,131

*	PARTICIPANT LOANS 3.75% to 10.5%		Maturity from 1 to 147 months			$ 214,353
*	Party-in-interest as defined by ERISA
**	Cost information is not required for participant-directed investments and, therefore, is not included

SCHEDULE H

EXXONMOBIL SAVINGS PLAN

SCHEDULE H, LINE 4i

SCHEDULE OF ASSETS (HELD AT END OF YEAR)

DECEMBER 31, 2013

(a)	(b)	(c)		(d)	(e)
	IDENTITY OF ISSUE	DESCRIPTION OF INVESTMENT		COST **	CURRENT VALUE
	coupon	maturity	par/units
			(000’s)		($000’s)

	COMMON COLLECTIVE TRUSTS

*	NT S&P 500 INDEX FUND		468		$ 2,721,548
*	NT EXTENDED EQUITY MARKET INDEX FUND		3,697		1,799,736
*	NT WORLD EX-US INVESTABLE MARKET INDEX FUND		7,208		1,004,570
*	NT AGGREGATE BOND INDEX FUND		1,271		601,550
*	NT GOVERNMENT STIF				266,853

	TOTAL COMMON COLLECTIVE TRUSTS				$ 6,394,257

	OTHER

*	CORE USA COLLATERAL FUND				$ 98,036

	COMMON STOCK

*	EXXON MOBIL CORPORATION		143,618		$ 14,534,053

TOTAL ASSETS HELD FOR INVESTMENT PURPOSES					$ 23,849,830

*	Party-in-interest as defined by ERISA
**	Cost information is not required for participant-directed investments and, therefore, is not included

Report of Independent Registered Public Accounting Firm

To the Participants and Administrator of the ExxonMobil Savings Plan:

In our opinion, the accompanying statements of net assets available for benefits and the related statement of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of the ExxonMobil Savings Plan (the “Plan”) at December 31, 2013 and 2012 and the changes in net assets available for benefits for the year ended December 31, 2013 in conformity with accounting principles generally accepted in the United States of America.  These financial statements are the responsibility of the Plan’s management.  Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation.  We believe that our audit provides a reasonable basis for our opinion.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole.  The supplemental schedule, Schedule of Assets (Held At End Of Year), is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.  This supplemental schedule is the responsibility of the Plan's management.  The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ PricewaterhouseCoopers LLP

Houston, Texas

June 24, 2014

SIGNATURE

The Plan.  Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the Savings Plan) have duly caused this Annual Report to be signed by the undersigned hereunto duly authorized.

ExxonMobil Savings Plan

/s/ D. Christopher Jeans

D. Christopher Jeans

Administrator-Accounting

Dated:  June 24, 2014

EXHIBIT INDEX

EXHIBIT

SUBMISSION MEDIA

23

Consent of PricewaterhouseCoopers LLP,

Electronic

Independent Registered Public Accounting Firm

Dated June 24, 2014